UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On November 15, 2024, the New York Stock Exchange (the “NYSE”) notified Vertical Aerospace Ltd. (the “Company”), and publicly announced, that the NYSE determined to commence proceedings to delist the Company’s public warrants, ticker symbol “EVTLW” (the “Public Warrants”), from the NYSE and that trading in the Public Warrants would be suspended immediately.

Trading in the Company’s ordinary shares, ticker symbol “EVTL,” will continue on the NYSE and is unaffected by this action.

The notice indicated that the NYSE has determined that the Public Warrants are no longer suitable for listing based on “abnormally low selling price” levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. To effect the delisting, the NYSE will apply to the Securities and Exchange Commission to delist the Public Warrants pending completion of applicable procedures. The Company does not intend to appeal the NYSE’s determination to delist the Public Warrants.

Presently, ten (10) Public Warrants are exercisable for one (1) ordinary share of the Company, at an exercise price of $115.00. The Public Warrants will expire on December 16, 2026, five years after the date on which the business combination with Broadstone Acquisition Corp. was completed, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: November 21, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer